New Media Insight Group, Inc.
68 - 1125 N. Kaniku Dr., Suite 1205
Kamuela, HI 96734

VIA FASCIMILE (202-772-9210)
AND EDGAR CORRESPONDENCE

October 20, 2010

Maryse Mills-Apenteng
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re: New Media Insight Group, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 27, 2010
File No. 333-168193

Dear Ms. Mills-Apenteng:

Please consider this as our request to accelerate the effective date of the above-referenced registration statement for New Media Insight Group, Inc. (the "Company"). We request that the registration statement be made effective as of October 22, 2010, at 5:00 p.m. EST, or as soon thereafter as possible.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NEW MEDIA INSIGHT GROUP, INC.

David Carpenter
President